SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-29205; File No. 812-13703]

Jackson National Life Insurance Company, <u>et</u> <u>al</u>.

April 7, 2010

<u>Agency</u>: The Securities and Exchange Commission ("Commission")

<u>Action</u>: Notice of application for an order under Section 6(c) of the Investment Company
Act of 1940 (the "Act") granting exemptions from the provisions of Sections 2(a)(32),
22(c) and 27(i)(2)(A) of the Act and Rule 22c-1 thereunder to permit the recapture of
contract enhancements applied to purchase payments made under certain deferred
variable annuity contracts.

<u>Applicants</u>: Jackson National Life Insurance Company ("Jackson National"), Jackson
National Separate Account - I (the "JNL Separate Account"), Jackson National Life
Insurance Company of New York ("JNL New York" and collectively with Jackson
National, the "Insurance Companies," and individually as made appropriate by the
context, an "Insurance Company"), JNLNY Separate Account I (the "JNLNY Separate
Account," collectively with the JNL Separate Account, the "Separate Accounts," and
individually as made appropriate by the context, a "Separate Account") and Jackson
National Life Distributors LLC ("Distributor," and collectively with the Insurance
Companies and the Separate Accounts, "Applicants").

<u>Summary of Application</u>: Applicants seek an order under Section 6(c) of the Act to
exempt certain transactions from the provisions of Sections 2(a)(32), 22(c), and
27(i)(2)(A) of the Act and Rule 22c-1 thereunder, to the extent necessary to permit the
recapture, under specified circumstances, of certain contract enhancements applied to

purchase payments made under the deferred variable annuity contracts described herein

that Jackson National has issued and will issue through the JNL Separate Account (the

"JNL Contracts") and that JNL New York has issued and will issue through the JNLNY

Separate Account (the "JNLNY Contracts," and collectively with the JNL Contracts, the

"Contracts") as well as other contracts that the Insurance Companies may issue in the

future through their existing or future separate accounts ("Other Accounts") that are

substantially similar in all material respects to the Contracts ("Future Contracts").

Applicants also request that the order being sought extend to any other Financial Industry

Regulatory Authority ("FINRA") member broker-dealer controlling or controlled by, or

under common control with, Jackson National, whether existing or created in the future,

that serves as distributor or principal underwriter for the Contracts or Future Contracts

("Affiliated Broker-Dealers") and any successors in interest to the Applicants.

Filing Date: The application was filed on September 24, 2009, and amended on October

16, 2009; January 8, 2010; February 24, 2010; and March 29, 2010.

Hearing or Notification of Hearing: An order granting the application will be issued

unless the Commission orders a hearing. Interested persons may request a hearing by

writing to the Secretary of the Commission and serving Applicants with a copy of the

request, personally or by mail. Hearing requests should be received by the Commission

by 5:30 p.m. on April 29, 2010, and should be accompanied by proof of service on

Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing

requests should state the nature of the writer's interest, the reason for the request, and the

issues contested. Persons may request notification of a hearing by writing to the

Secretary of the Commission.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090. Applicants: c/o Jackson National Life Insurance

Company, 1 Corporate Way, Lansing, Michigan 48951, Attn: Anthony L. Dowling, Esq.

For Further Information Contact: Ellen J. Sazzman, Senior Counsel, at (202) 551-6762,

or Harry Eisenstein, Branch Chief, at (202) 551-6795, Office of Insurance Products,

Division of Investment Management.

Supplementary Information: The following is a summary of the Application. The

complete Application may be obtained via the Commission's Web site by searching for

the file number, or an applicant using the Company name box at

http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   Jackson National is a stock life insurance company organized under the laws of

the state of Michigan in June 1961. Its legal domicile and principal business address is 1

Corporate Way, Lansing, Michigan 48951. Jackson National is admitted to conduct life

insurance and annuity business in the District of Columbia and all states except New

York. Jackson National is ultimately a wholly owned subsidiary of Prudential plc

(London, England).

2.   JNL New York is a stock life insurance company organized under the laws of the

state of New York in July 1995. Its legal domicile and principal address is 2900

Westchester Avenue, Purchase, New York 10577. JNL New York is admitted to conduct

life insurance and annuity business in Delaware, Michigan, and New York. JNL New

York is ultimately a wholly-owned subsidiary of Prudential plc (London, England).

3.   The JNL Separate Account was established by Jackson National on June 14, 1993, pursuant to the provisions of Michigan law and the authority granted under a resolution of Jackson National's Board of Directors. The JNLNY Separate Account was established by JNL New York on September 12, 1997, pursuant to the provisions of New York law and the authority granted under a resolution of JNL New York's Board of Directors. Jackson National and JNL New York are the depositors of their respective Separate Accounts. Each of the Separate Accounts meets the definition of a "separate account" under the federal securities laws and each is registered with the Commission as a unit investment trust under the Act (File Nos. 811-8664 and 811-8401, respectively). JNL Separate Account and JNLNY Separate Account will fund, respectively, the variable benefits available under the JNL Contracts and the JNLNY Contracts. The registration statements relating to the offering of the Contracts were filed under the Securities Act of 1933 (the "1933 Act") (File Nos. 333-70472, 333-70384).

4.   The Distributor is a wholly owned subsidiary of Jackson National and serves as the distributor of the Contracts. The Distributor is registered with the Commission as a broker-dealer under the Securities Exchange Act of 1934 (the "1934 Act") and is a member of FINRA.   The Distributor enters into selling group agreements with affiliated and unaffiliated broker-dealers. The Contracts are sold by licensed insurance agents, where the Contracts may be lawfully sold, who are registered representatives of broker-dealers that are registered under the 1934 Act and are members of FINRA.

5.   The Contracts require a minimum initial premium payment of $5,000 or $10,000 under most circumstances depending on the contract ($2,000 for a qualified plan contract). Subsequent payments may be made at any time during the accumulation phase

but before the contract anniversary after the owner's 85th birthday. Each subsequent

payment must be at least $500 ($50 under an automatic payment plan). Prior approval of

the relevant Insurance Company is required for aggregate premium payments of over

$1,000,000.

6.   The Contracts permit owners to accumulate contract values on a fixed basis

through allocations to one of six fixed accounts (the "Fixed Accounts"). In addition, if

the optional LifeGuard Select Guaranteed Minimum Withdrawal Benefit ("GMWB") or

the optional LifeGuard Select with Joint Option Guaranteed Minimum Withdrawal

Benefit ("GMWB") is elected in the JNL Contracts, automatic transfers of an owner's

contract value may be allocated to a fixed account designated for these guaranteed

minimum withdrawal benefits ("GMWB Fixed Account").

7.   The Contracts also permit owners to accumulate contract values on a variable

basis, through allocations to one or more of the sub-accounts, also referred to as

investment divisions, of the Separate Accounts (the "Investment Divisions," collectively

with the Fixed Account and the GMWB Fixed Account, the "Allocation Options").

Under most Contracts, 98 Investment Divisions currently are expected to be offered

through the Separate Accounts but additional Investment Divisions may be offered in the

future and some could be eliminated or combined with other Investment Divisions in the

future. Similarly, Future Contracts may offer additional or different Investment

Divisions. Each Investment Division will invest in shares of a corresponding series

("Series") of JNL Series Trust ("Trust") or JNL Variable Fund LLC ("Fund")

(collectively the "Trust and Fund"). Not all Investment Divisions may be available under

every Contract. The Trust and Fund are open-end management investment companies registered under the Act and their shares are registered under the 1933 Act.

8.   Transfers among the Investment Divisions are permitted. The first 15 transfers in a contract year are free; subsequent transfers cost $25. Certain transfers to, from and among the Fixed Account Options are also permitted during the Contracts' accumulation phase, but are subject to certain adjustments and limitations. Dollar cost averaging and rebalancing transfers are offered at no charge and do not count against the 15 free transfers permitted each year. If the optional LifeGuard Select GMWB or the optional LifeGuard Select with Joint Option GMWB is elected in the JNL Contracts, automatic transfers may be required to and from the GMWB Fixed Account according to non-discretionary formulas. These automatic transfers also do not count against the 15 free transfers permitted each year and are without charge.

9.   If the owner dies during the accumulation phase of the Contracts, the beneficiary named by the owner is paid a death benefit by the Insurance Company. The Contracts' base death benefit, which applies unless an optional death benefit has been elected, is a payment to the beneficiary of the greater of: (i) contract value on the date the Insurance Company receives proof of death and completed claim forms from the beneficiary or (ii) the total premiums paid under that Contract minus any prior withdrawals (including any withdrawal charges, recapture charges or other charges or adjustments applicable to such withdrawals).

10.   The owner of a JNL Contract may be offered certain optional endorsements (for various fees) that can change the death benefit paid to the beneficiary. First, an "Earnings Protection Benefit Endorsement" is offered to owners who are no older than age 75 when their Contracts are issued. Second, the owner of a JNL Contract currently may be offered

six optional death benefits (state variations may apply) that would replace the base death benefit. The optional death benefits for the JNL Contract include the following: (i) a 5% Roll-Up death benefit, (ii) a 6% Roll-Up death benefit, (iii) a Highest Quarterly Anniversary Value Death Benefit, (iv) a Combination 5% Roll-Up and Highest Quarterly Anniversary Value Death Benefit, (v) a "Combination 6% Roll-Up and Highest Quarterly Anniversary Value Death Benefit, and (vi) a death benefit available only in conjunction with the purchase of a particular GMWB (LifeGuard Freedom 6 GMWB).

11.   The owner of a JNLNY Contract may also be offered certain optional endorsements that can change the death benefit paid to the beneficiary. The owner of a JNLNY Contract may be offered the following two optional death benefits that would replace the base death benefit: (i) a Highest Anniversary Value Death Benefit which is the greatest of the contract value on the date JNL New York receives proof of death and completed claim forms from the beneficiary; or total net premiums since the contract was issued; or the greatest contract value on any contract anniversary prior to the owner's 81st birthday, adjusted for any withdrawals subsequent to that contract anniversary (including any applicable withdrawal charges, recapture charges, and other charges or adjustments for such withdrawals), plus any premium paid subsequent to that contract anniversary; and (ii) a death benefit available only in conjunction with the purchase of the LifeGuard Freedom 6 GMWB.

12.   The Contracts offer fixed and variable versions of the following four types of annuity payment or "income payment": life income, joint and survivor, life annuity with at least 120 or 240 monthly payments guaranteed to be paid (although not guaranteed as to amount if variable), and income for a specified period of 5 to 30 years. The Insurance

Companies may also offer other income payment options. The Contracts may also offer an optional Guaranteed Minimum Income Benefit ("GMIB") endorsement and various GMWB optional endorsements.

13.   All contract enhancements are paid from the Insurance Company's general account assets. The contract enhancement endorsements available are the 2% Contract Enhancement endorsement, 3% Contract Enhancement endorsement, 4% Contract Enhancement endorsement, or 5% Contract Enhancement endorsement. However, the 5% Contract Enhancement endorsement is not available under the JNLNY Contracts. If one of the optional contract enhancement endorsements is elected, the Insurance Company will add an additional amount to the owner's contract value (a "Contract Enhancement") for the initial premium payment, and for each subsequent premium payment received within the first seven contract years (five contract years for the 2% Contract Enhancement endorsement). The actual Contract Enhancement percentage applied to the premium payment varies, depending upon which Contract Enhancement endorsement is elected and the contract year in which the premium payment is received as follows:

2% Contract Enhancement endorsement

	Contract Year Premium is Received					
	0-1	1-2	2-3	3-4	4-5	5+
Contract Enhancement Percentage of the Premium Payment	2.00%	2.00%	1.25%	1.25%	0.50%	0%

3% Contract Enhancement endorsement

	Contract Year Premium is Received							
	0-1	1-2	2-3	3-4	4-5	5-6	6-7	7+
Contract Enhancement Percentage of the	3.00%	3.00%	2.25%	2.00%	2.00%	1.00%	1.00%	0%

Premium Payment

4% Contract Enhancement endorsement

	Contract Year Premium is Received							
	0-1	1-2	2-3	3-4	4-5	5-6	6-7	7+
Contract Enhancement Percentage of the Premium Payment	4.00%	4.00%	3.00%	2.50%	2.50%	1.25%	1.25%	0%

5% Contract Enhancement endorsement (not available under JNLNY Contracts)

	Contract Year Premium is Received							
	0-1	1-2	2-3	3-4	4-5	5-6	6-7	7+
Contract Enhancement Percentage of the Premium Payment	5.00%	4.50%	3.75%	3.00%	2.25%	1.75%	1.00%	0%

14.   At issue, a Contract owner can choose only one of the Contract Enhancement endorsements. An owner may not elect the 3%, 4%, or 5% Contract Enhancement endorsement if the 20% additional free withdrawal endorsement is elected. The Insurance Companies will allocate the Contract Enhancement to the Fixed Accounts and/or Investment Divisions in the same proportion as the premium payment allocation. Contract Enhancement endorsements are available only to owners 87 years old and younger.

15.   There is an asset-based charge for each of the Contract Enhancement endorsements. The 2% Contract Enhancement endorsement has a 0.395% charge that applies only for the first five contract years, as opposed to five years from the date of the premium payment. The asset-based charges for the other Contract Enhancement endorsements apply only for the first seven contract years, as opposed to seven years from the date of the premium payment, and are 0.42%, 0.56%, and 0.695%, respectively, for the 3%, 4%, and 5% Contract Enhancement endorsements. These charges will also be

assessed against any amounts that Contract owners have allocated to the Fixed Accounts, resulting in a lower annual credited interest rate that would apply to the Fixed Account if the Contract Enhancement endorsement had not been elected.

16.   The Insurance Companies will recapture all or a declining portion of any Contract Enhancements by imposing a recapture charge whenever an owner: (i) makes a total withdrawal within the recapture charge period (up to five years after a premium payment in the case of the 2% Contract Enhancement endorsement and up to seven years after a premium payment in the case of the other Contract Enhancement endorsements) or a partial withdrawal of corresponding premiums within the recapture charge period in excess of those permitted under the Contracts' free withdrawal provisions, unless the withdrawal is made for certain health-related emergencies specified in the Contracts; (ii) elects to receive payments under an income option within the recapture charge period; or (iii) returns the Contract during the free-look period.

17.   The amount of the recapture charge varies, depending upon (i) which Contract Enhancement endorsement is elected; (ii) the corresponding declining amount of the Contract Enhancement based on the contract year when the premium payment being withdrawn was received; and (iii) when the charge is imposed based on Completed Years since receipt of the related premium. For Contracts with the 2% or 3% Contract Enhancement endorsement, the recapture charge is as follows:

Contract Enhancement Recapture Charge (as a percentage of the corresponding premium payment withdrawn if an optional Contract Enhancement endorsement is selected)

2% Contract Enhancement Endorsement

	Contract Year Premium is Received							
Completed Years Since Receipt of Premium	0-1	1-2	2-3	3-4	4-5	5-6	6-7	7+

0-1	2%	2%	1.25%	1.25%	.50%	0%	0%	0%
1-2	2%	1.25%	1.25%	.50%	0%	0%	0%	0%
2-3	1.25%	1.25%	.50%	0%	0%	0%	0%	0%
3-4	1.25%	.50%	0%	0%	0%	0%	0%	0%
4-5	.50%	0%	0%	0%	0%	0%	0%	0%
5-6	0%	0%	0%	0%	0%	0%	0%	0%
6-7	0%	0%	0%	0%	0%	0%	0%	0%
7+	0%	0%	0%	0%	0%	0%	0%	0%

3% Contract Enhancement Endorsement

	Contract Year Premium is Received							
Completed Years Since Receipt of Premium	0-1	1-2	2-3	3-4	4-5	5-6	6-7	7+
0-1	3%	3%	2%	2%	2%	1%	1%	0%
1-2	3%	2%	2%	2%	1%	1%	0%	0%
2-3	2%	2%	1.25%	1%	1%	0%	0%	0%
3-4	2%	2%	1%	1%	0%	0%	0%	0%
4-5	2%	1%	1%	0%	0%	0%	0%	0%
5-6	1%	1%	0%	0%	0%	0%	0%	0%
6-7	1%	0%	0%	0%	0%	0%	0%	0%
7+	0%	0%	0%	0%	0%	0%	0%	0%

18. Following are recapture charges for JNL Contracts having the 4% or 5% Contract Enhancement endorsement. The 4% Contract Enhancement Recapture Charge schedule applicable to JNLNY Contracts is provided later in this notice. The 5% Contract Enhancement Recapture Charge schedule is not applicable to JNLNY Contracts because the 5% Contract Enhancement endorsement is not available under the JNLNY Contracts.

4% Contract Enhancement Endorsement (not applicable to JNLNY Contracts)

	Contract Year Premium is Received							
Completed Years Since Receipt of Premium	0-1	1-2	2-3	3-4	4-5	5-6	6-7	7+
0-1	4%	4%	2.50%	2.50%	2.50%	1.25%	1.25%	0%
1-2	4%	2.50%	2.50%	2.50%	1.25%	1.25%	0%	0%
2-3	2.50%	2.50%	2%	1.25%	1.25%	0%	0%	0%
3-4	2.50%	2.50%	1.25%	1.25%	0%	0%	0%	0%
4-5	2.50%	1.25%	1.25%	0%	0%	0%	0%	0%
5-6	1.25%	1.25%	0%	0%	0%	0%	0%	0%
6-7	1.25%	0%	0%	0%	0%	0%	0%	0%
7+	0%	0%	0%	0%	0%	0%	0%	0%

5% Contract Enhancement Endorsement (not available under JNLNY Contracts)

Completed Years Since Receipt of Premium	Contract Year Premium is Received							
	0-1	1-2	2-3	3-4	4-5	5-6	6-7	7+
0-1	4.50%	3.75%	3.25%	2.75%	2%	1.25%	1%	0%
1-2	3.75%	3.25%	2.75%	2%	1.25%	1%	0%	0%
2-3	3.25%	2.75%	2%	1.25%	1%	0%	0%	0%
3-4	2.75%	2%	1.25%	1%	0%	0%	0%	0%
4-5	2%	1.25%	1%	0%	0%	0%	0%	0%
5-6	1.25%	1%	0%	0%	0%	0%	0%	0%
6-7	1%	0%	0%	0%	0%	0%	0%	0%
7+	0%	0%	0%	0%	0%	0%	0%	0%

19.   A "Completed Year" is the succeeding twelve months from the date on which the Insurance Companies receive a premium payment. Completed Years specify the years from the date of receipt of the premium and do not refer to contract years. If the premium receipt date is on the issue date of the Contract then Completed Year 0-1 does not include the first contract anniversary. The first contract anniversary begins Completed Year 1-2 and each successive contract anniversary. The first contract year (contract year 0-1) starts on the issue date and extends to, but does not include, the first contract anniversary. Subsequent contract years start on an anniversary date and extend to, but do not include, the next anniversary date. If the premium receipt date is other than the issue date or a subsequent contract anniversary, there is no correlation of the contract anniversary date and Completed Years. For example, if the issue date is January 15, 2010 and a premium payment is received on February 28, 2010, then, although the first contract anniversary is January 15, 2011, the end of Competed Year 0-1 for that premium payment would be February 27, 2011, and February 28, 2011 begins Completed Year 1-2.

20.   The recapture charge percentage will be applied to the corresponding premium

reflected in the amount withdrawn or the amount applied to income payments that remain

subject to a recapture charge. The corresponding premium is determined by treating

amounts withdrawn as withdrawals first of earnings, which bear no charge, and then

purchase payments (oldest purchase payments first). The amount recaptured will be

taken from the Investment Divisions and the Fixed Account (and the GMWB Fixed

Account, if applicable) in the proportion their respective values bear to the contract value.

The dollar amount recaptured will never exceed the dollar amount of the Contract

Enhancement added to the Contract. Recapture charges will be applied upon electing to

commence income payments, even in a situation where the withdrawal charge is waived.

21.   The Insurance Companies do not assess the recapture charge on any payments

paid out as: death benefits; withdrawals of earnings; withdrawals taken under the free

withdrawal provisions, which allow for free withdrawals of up to 20% of remaining

premium, less earnings, (where a withdrawal is taken that exceeds the free withdrawal

amount, the recapture charge is imposed only on the excess amount above the free

withdrawal amount); withdrawals necessary to satisfy the required minimum distribution

of the Internal Revenue Code (if the withdrawal requested exceeds the required minimum

distribution, the recapture charge will not be waived on the required minimum

distribution); if permitted by the owner's state, withdrawals of up to $250,000 from the

JNL Separate Account, the Fixed Account or the GMWB Fixed Account in connection

with the owner's terminal illness or if the owner needs extended hospital or nursing home

care as provided in the Contract (this recapture charge waiver is not available under the

JNLNY Contracts); or if permitted by the owner's state, withdrawals of up to 25%

(12.5% for each of two joint owners) of contract value from the JNL Separate Account, the Fixed Account, or the GMWB Fixed Account in connection with certain serious medical conditions specified in the Contract (this recapture charge waiver is not available under the JNLNY Contracts).

22.   The contract value will reflect any gains or losses attributable to a Contract Enhancement described above. Contract Enhancements, and any gains or losses attributable to a Contract Enhancement will be considered earnings under the Contract for tax purposes and for purposes of calculating free withdrawal amounts.

23.   The JNL Contracts have a "free-look" period of ten days (twenty days for JNLNY Contracts) after the owner receives the Contract (or any longer period required by state law). Contract value (or premiums paid, as may be required by state law), less the full amount of any Contract Enhancement(s) is returned upon exercise of free-look rights by an owner. Therefore, 100% of the Contract Enhancement will be recaptured under all circumstances if an owner returns the Contract during the free-look period, but any gain or loss on investments of the Contract Enhancement would be retained by the owner. The dollar amount recaptured will never exceed the dollar amount of the Contract Enhancement added to the Contract. A withdrawal charge will not be assessed upon exercise of free look rights.

24.   The withdrawal charges shown in the table below apply to differing versions of the JNL Contracts. The withdrawal charge schedules applicable to the JNLNY Contracts are provided later in this notice. The amount of the withdrawal charge depends upon when the charge is imposed based on the Completed Years since the receipt of the related premium as follows:

Withdrawal Charge (as a percentage of premium payments) (not applicable to JNLNY Contracts

Completed Years Since Receipt of Premium	0-1	1-2	2-3	3-4	4-5	5-6	6-7	7+
Withdrawal Charge (Base Withdrawal Charge Schedule for Offerings under File Nos. 333-70472 and 333-132128)	8.5%	8%	7%	6%	5%	4%	2%	0
Withdrawal Charge (Base Withdrawal Charge Schedule for Offering under File No. 333-119656)	8%	8%	7%	6%	0	0	0	0
Withdrawal Charge if Five-Year Period is elected (Optional Five-Year Withdrawal Charge Schedule for Offerings under File No. 333-70472)	8%	7%	6%	4%	2%	0	0	0
Withdrawal Charge if Four-Year Period is elected (Optional Four-Year Withdrawal Charge Schedule for Offering under File No. 333-132128)	8%	7%	5.5%	3.5%	0	0	0	0

25.   The Insurance Companies do not assess the withdrawal charge on any payments paid out as: death benefits; election to begin income payments after the first contract year under JNL Contracts and after 13 months from the issue date under JNLNY Contracts; cancellation of the Contract upon exercise o free look rights by an owner; withdrawals of earnings; withdrawals taken under the free withdrawal provision, which allows for free withdrawals up to 20% of remaining premium, less earnings (where a withdrawal is taken that exceeds the free withdrawal amount, the withdrawal charge is imposed only on the excess amount above the free withdrawal amount); withdrawals

necessary to satisfy the required minimum distribution of the Internal Revenue Code (if

the withdrawal requested exceeds the required minimum distribution, the withdrawal

charge will not be waived on the required minimum distribution); if permitted by the

owner's state law, withdrawals of up to $250,000 from the Investment Divisions, Fixed

Account, or GMWB Fixed Account of the Contracts in connection with the terminal

illness of the owner of a Contract, or in connection with extended hospital or nursing

home care for the owner (this withdrawal charge waiver is not available under JNLNY

Contracts); and if permitted by the owner's state, withdrawals of up to 25% (12.5% each

for two joint owners) of contract value from the Investment Divisions, Fixed Account, or

GMWB Fixed Account of the Contracts in connection with certain serious medical

conditions specified in the Contract (this withdrawal charge waiver is not available under

JNLNY Contracts).

26.   The JNLNY Contracts are identical to the JNL Contracts in the operation of

Contract Enhancements, Contract Enhancement charges, and Contract Enhancement

recapture charges except that: (1) the 5% Contract Enhancement endorsement is not

available under the JNLNY Contracts, (2) the recapture charge waivers for terminal

illness and specified medical conditions are not available under JNLNY Contracts, and

(3) the recapture charges for the 4% Contract Enhancement endorsement are 1% less for

JNLNY Contracts in certain years than in the JNL Contracts, as indicated in the table

below:

4% Contract Enhancement Recapture Charge for JNLNY Contracts

Completed Years Since Receipt of Premium	Contract Year Premium is Received							
	0-1	1-2	2-3	3-4	4-5	5-6	6-7	7+
0-1	3%	3%	2.50%	2.50%	2.50%	1.25%	1.25%	0%
1-2	3%	2.50%	2.50%	2.50%	1.25%	1.25%	0%	0%

2-3	2.50%	2.50%	2%	1.25%	1.25%	0%	0%	0%
3-4	2.50%	2.50%	1.25%	1.25%	0%	0%	0%	0%
4-5	2.50%	1.25%	1.25%	0%	0%	0%	0%	0%
5-6	1.25%	1.25%	0%	0%	0%	0%	0%	0%
6-7	1.25%	0%	0%	0%	0%	0%	0%	0%
7+	0%	0%	0%	0%	0%	0%	0%	0%

27. The withdrawal charges applicable to the JNLNY Contracts differ from the withdrawal charges applicable to the JNL Contracts. The withdrawal charges of the JNLNY Contracts are as follows:

Withdrawal Charge (as a percentage of premium payments)

Completed Years Since Receipt of Premium	0-1	1-2	2-3	3-4	4-5	5-6	6-7	7+
Withdrawal Charge (Base Withdrawal Charge Schedule for Offerings under File No. 333-70384)	7%	6%	5%	4%	3%	2%	1%	0
Withdrawal Charge (Base Withdrawal Charge Schedule for Offerings under File No. 333-119659)	7%	6%	5%	4%	0	0	0	0
Withdrawal Charge if Five-Year Period is elected (Optional Five-Year Withdrawal Charge Schedule for Offerings under File No. 333-70384)	6.5%	5%	3%	2%	1%	0	0	0

Applicants' Legal Analysis:

1. Applicants state that Section 6(c) of the Act authorizes the Commission to exempt any person, security or transaction, or any class or classes of persons, securities or transactions from the provisions of the Act and the rules promulgated thereunder if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants request that the Commission, pursuant to Section

6(c) of the Act, grant the exemptions requested below with respect to the Contracts and any Future Contracts funded by the Separate Accounts or Other Accounts that are issued by the Insurance Companies and underwritten or distributed by the Distributor or Affiliated Broker-Dealers. Applicants undertake that Future Contracts funded by the Separate Accounts or Other Accounts, in the future, will be substantially similar in all material respects to the Contracts. Applicants believe that the requested exemptions are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

2. Applicants state that Section 27 of the Act regulates and imposes certain restrictions on the sales of periodic payment plan certificates issued by any registered investment company. Subsection (i) of Section 27 of the Act provides that Section 27 does not apply to any registered separate account funding variable insurance contracts, or to the sponsoring insurance company and principal underwriter of such account, except as provided in paragraph (2) of the subsection. Paragraph (2) provides that it shall be unlawful for such a separate account or sponsoring insurance company to sell a contract funded by the registered separate account unless such contract is a redeemable security. Section 2(a)(32) defines "redeemable security" as any security, other than short-term paper, under the terms of which the holder, upon presentation to the issuer, is entitled to receive approximately his proportionate share of the issuer's current net assets, or the cash equivalent thereof.

3. Applicants submit that the recapture of the Contract Enhancement in the circumstances set forth in the Application would not deprive an owner of his or her proportionate share of the issuer's current net assets. A Contract owner's interest in the

amount of the Contract Enhancement allocated to his or her contract value upon the Insurance Companies' receipt of a premium payment is not fully vested until five or seven complete years following a premium payment. Until or unless the amount of any Contract Enhancement is vested, the Insurance Companies retain the right and interest in the Contract Enhancement amount, although not in the earnings attributable to that amount. Thus, Applicants urge that when one of the Insurance Companies recaptures any Contract Enhancement, it is simply retrieving its own assets, and because a Contract owner's interest in the Contract Enhancement is not vested, the Contract owner has not been deprived of a proportionate share of the Separate Account's assets, i.e., a share of the Separate Account's assets proportionate to the Contract owner's contract value.

4.   In addition, Applicants represent that it would be patently unfair to allow a Contract owner exercising the free-look privilege to retain the Contract Enhancement amount under a Contract that has been returned for a refund after a period of only a few days. If the Insurance Companies could not recapture the Contract Enhancement, individuals could purchase a Contract with no intention of retaining it and simply return it for a quick profit. Furthermore, Applicants state that the recapture of the Contract Enhancement relating to withdrawals and to income payments within the first five or seven contract years is designed to protect the Insurance Companies against Contract owners not holding the Contract for a sufficient time period. This recapture of the Contract Enhancement would provide the Insurance Companies with sufficient time to recover the cost of the Contract Enhancement and to avoid the financial detriment that would result from a shorter recapture period.

5.   Applicants represent that it is not administratively feasible to track the Contract

Enhancement amount in the Separate Accounts after the Contract Enhancement(s) is

applied. Accordingly, the asset-based charges applicable to the Separate Accounts will

be assessed against the entire amounts held in the Separate Accounts, including any

Contract Enhancement amounts. As a result, the aggregate asset-based charges assessed

will be higher than those that would be charged if the Contract owner's contract value did

not include any Contract Enhancement.

6.   Applicants submit that the provisions for recapture of any Contract Enhancement

under the Contracts do not violate Sections 2(a)(32) and 27(i)(2)(A) of the Act. Sections

26(e) and 27(i) were added to the Act to implement the purposes of the National

Securities Markets Improvement Act of 1996 and Congressional intent. The application

of a Contract Enhancement to premium payments made under the Contracts should not

raise any questions as to compliance by the Insurance Companies with the provisions of

Section 27(i). However, to avoid any uncertainty as to full compliance with the Act,

Applicants request an order providing an exemption from Sections 2(a)(32) and

27(i)(2)(A), to the extent deemed necessary, to permit the recapture of the Contract

Enhancements under the circumstances described herein and in the Application, without

the loss of relief from Section 27 provided by Section 27(i).

7.   Applicants state that Section 22(c) of the Act authorizes the Commission to make

rules and regulations applicable to registered investment companies and to principal

underwriters of, and dealers in, the redeemable securities of any registered investment

company to accomplish the same purposes as contemplated by Section 22(a). Rule 22c-1

under the Act prohibits a registered investment company issuing any redeemable security, a person designated in such issuer's prospectus as authorized to consummate transactions in any such security, and a principal underwriter of, or dealer in, such security, from selling, redeeming, or repurchasing any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

8.	Applicants state that it is possible that someone might view the Insurance Companies' recapture of the Contract Enhancements as resulting in the redemption of redeemable securities for a price other than one based on the current net asset value of the Separate Accounts. Applicants contend, however, that the recapture of the Contract Enhancement does not violate Rule 22c-1. The recapture of some or all of the Contract Enhancement does not involve either of the evils that Section 22(c) and Rule 22c-1 were intended to eliminate or reduce as far as reasonably practicable, namely: (i) the dilution of the value of outstanding redeemable securities of registered investment companies through their sale at a price below net asset value or repurchase at a price above it, and (ii) other unfair results, including speculative trading practices. To effect a recapture of a Contract Enhancement, the Insurance Companies will redeem interests in a Contract owner's contract value at a price determined on the basis of the current net asset value of the JNL and JNLNY Separate Accounts. The amount recaptured will be less than or equal to the amount of the Contract Enhancement that the Insurance Companies paid out of its general account assets. Although Contract owners will be entitled to retain any investment gains attributable to the Contract Enhancement and to bear any investment losses attributable to the Contract Enhancement, the amount of such gains or losses will be determined on the basis of the current net asset values of the Separate Accounts.

Thus, no dilution will occur upon the recapture of the Contract Enhancement. Applicants also submit that the second harm that Rule 22c-1 was designed to address, namely, speculative trading practices calculated to take advantage of backward pricing, will not occur as a result of the recapture of the Contract Enhancement. Because neither of the harms that Rule 22c-1 was meant to address is found in the recapture of the Contract Enhancement, Rule 22c-1 should not apply to any Contract Enhancement. However, to avoid any uncertainty as to full compliance with Rule 22c-1, Applicants request an order granting an exemption from the provisions of Rule 22c-1 to the extent deemed necessary to permit them to recapture the Contract Enhancement under the Contracts.

9.   Applicants submit that extending the requested relief to encompass Future Contracts and Other Accounts is appropriate in the public interest because it promotes competitiveness in the variable annuity market by eliminating the need to file redundant exemptive applications prior to introducing new variable annuity contracts. Investors would receive no benefit or additional protection by requiring Applicants to repeatedly seek exemptive relief that would present no issues under the Act not already addressed in the Application.

10.   Applicants submit, for the reasons stated herein, that their exemptive request meets the standards set out in Section 6(c) of the Act, namely, that the exemptions

requested are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act and that, therefore, the Commission should grant the requested order.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Florence E. Harmon
Deputy Secretary